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CLASS A SUBORDINATE VOTING SHARES

PROXY

        THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT AND
THE BOARD OF DIRECTORS OF THE CORPORATION

The undersigned shareholder of Tesma International Inc. (the "Corporation") hereby appoints Klaus Blickle, or failing him, Anthony E. Dobranowski, or failing him, Stefan T. Proniuk, or instead of any of them,                                                                   as the proxyholder of the undersigned, with full power of substitution, in respect of the Class A Subordinate Voting Shares of the Corporation held by the undersigned, to attend at, and to act and vote for and on behalf of the undersigned in respect of all matters that may come before, the Special Meeting of holders of the Corporation's Class A Subordinate Voting Shares on February 1, 2005 (the "Meeting"), and any and all adjournments and postponements thereof, and, without limiting the general authority conferred by this proxy, the undersigned hereby specifically directs such proxyholder as follows:

To vote FOR ☐ or AGAINST ☐ the special resolution (the "Arrangement Resolution") approving the arrangement of the Corporation under section 182 of the Business Corporations Act (Ontario), the full text of which is attached as Exhibit A to the Management Information Circular/Proxy Statement of the Corporation dated January 10, 2005 (the "Circular"), as such Arrangement Resolution may be amended or varied at the Meeting.

This proxy confers discretionary authority to vote with respect to amendments or variations to the Arrangement Resolution and on all other business or matters as may properly come before the Meeting or any adjournments or postponements thereof.

The proxyholder will vote FOR the Arrangement Resolution where a choice for such matter is not specified in this proxy.

The undersigned confirms the express wish that this document and the documents relating hereto, including the Circular, be in English only. Le soussigné confirme sa volonté expresse que ce document et les documents se rattachant a la présente, y compris la circulaire d'information et de procuration de la direction, soient rédigés en anglais seulement.

The undersigned hereby revokes any proxy previously given.

Date                                                                  , 2005

Signature

Name of Shareholder
 (please print)

Number of Class A
Subordinate Voting Shares
represented by this proxy

NOTES:

1.
This proxy must be executed by the shareholder or the shareholder's attorney duly authorized in writing.

2.
If the shareholder is an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by an officer or attorney thereof duly authorized in writing.

  If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with such legal representative's name printed below his or her signature, and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

  In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of an intermediary, such as, among others, a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan, or a clearing agency, such as The Canadian Depository for Securities Limited, of which an intermediary is a participant. Non-Registered Holders should, in particular, review the section entitled "Information Regarding the Meeting — Non-Registered Shareholders" in the accompanying Circular and carefully follow the instructions of their intermediaries.

  All holders of Class A Subordinate Voting Shares should refer to the accompanying Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

3.
Please date this proxy. If not dated, it shall be deemed to be dated the day on which it is mailed or faxed.

4.
A shareholder has the right to appoint a person other than the Corporation's officers named above to attend, and to act on the shareholder's behalf at, the Meeting. Such right may be exercised by striking out the names of Mr. Klaus Blickle, Mr. Anthony E. Dobranowski and Mr. Stefan T. Proniuk and inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation, or by completing another proper form of proxy.

If your address as shown is incorrect please give your correct address when returning this proxy.

INVESTMENT DEALER OR BROKER OR SOLICITATION AGENT SOLICITING THIS PROXY
Identify the investment dealer or broker or solicitation agent (if any) soliciting this proxy:

(Please print or type)

(Firm)	(Telephone Number)	(Fax Number)

(Registered Representative)	(Address)

(Number of Class A Subordinate Voting Shares Represented)	(Address continued)
☐
Check here if the Class A Subordinate Voting Shares represented are beneficially held by persons(s) other than the investment dealer or broker listed above, and provide name(s) of beneficial holders(s).

(Beneficial Holder(s))	(Beneficial Holder(s))

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CLASS A SUBORDINATE VOTING SHARES PROXY